UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 28, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Interim financial statements for the nine month period ended September 30, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

November 28, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-Pacific Gold Inc.
Consolidated Financial Statements
 As at September 30, 2003 and December 31, 2002
(Unaudited - prepared by Management)
Statements in accordance with US GAAP (expressed in Canadian dollars)

J-Pacific Gold Inc.
Consolidated Balance Sheets
 As at September 30, 2003 and December 31, 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Sep 30, 2003 $	Dec 31, 2002 $
Assets
Current Assets
Cash	1,026,729	235,734
Accounts receivable	13,152	25,340
Prepaid expenses	7,732	7,732
	1,047,613	268,806
Deposits (note 4)	114,500	114,500
Property, plant and equipment (note 5)	811,319	810,931
	1,973,432	1,194,237
Liabilities
Current liabilities
Accounts payable and accrued liabilities	47,821	97,540
Accounts payable - related parties	-	15,603
	47,821	113,143

Provision for reclamation costs (note 4)	100,000	100,000
Shareholder loans (note 8)	92,392	188,222
	240,213	401,365
Shareholders’ Equity
Capital stock, no par value; 100,000,000 authorized; 37,725,992 issued Sep 30, 2003	13,619,937	11,981,870
Contributed surplus (note 10)	154,098	133,016
Accumulated other comprehensive income (note 14)	29,862	28,003
Deficit	(12,070,678)	(11,350,017)
	1,733,219	792,872
	1,973,432	1,194,237
Going concern and nature of operations (note 1)
See accompanying notes.
page 1

J-Pacific Gold Inc.
Consolidated Statements of Loss and Deficit
 For the period ended September 30, 2003 and December 31, 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Nine months ended Sep 30, 2003 $	Nine months ended Sep 30, 2002 $	Three months ended Sep 30, 2003 $	Three months ended Sep 30, 2002 $

Revenue	-	-	-	-

Expenses
Amortization	7,181	5,369	2,464	1,800
Exploration and evaluation costs	340,791	262,116	181,697	121,914
General and administrative	367,945	399,200	89,723	131,188
Mine care and maintenance	50,750	50,540	23,141	10,096
	766,667	717,225	297,025	264,998
Loss from operations	(766,667)	(717,225)	(297,025)	(264,998)

Other income (expenses)
Other income		12,989		12,989
Interest income	4,340	851	1,293	468
Deferred tax benefit on issuance of flow-through shares	41,666	-	41,666	-
Loss before income taxes	(720,661)	(703,385)	(254,066)	(251,541)

Loss for the year	(720,661)	(703,385)	(254,066)	(251,541)
Deficit – Beginning of period	(11,350,017)	(10,140,126)	(11,816,612)	(10,591,970)
Deficit – End of period	(12,070,678)	(10,843,511)	(12,070,678)	(10,843,511)
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.01)
Weighted average number of common shares outstanding	34,585,407	30,482,531	34,585,407	30,482,531
See accompanying notes.
page 2

J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
 For the period ended September 30, 2003 and December 31, 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Nine months ended Sep 30, 2003 $	Nine months ended Sep 30, 2002 $	Three months ended Sep 30, 2003 $	Three months ended Sep 30, 2002 $
Cash flows from (used in) operating activities
Loss for the year	(720,661)	(703,385)	(254,066)	(251,541)
Items not affecting cash
Amortization	7,181	5,369	2,464	1,800
Deemed interest	-	3,891	-	1,096
Stock based compensation	21,082	-	-	-
Shares issued under claims and options interests	36,400	45,100	-	-
Deferred tax benefit on issuance of flow-through shares	(41,666)	-	(41,666)	-
Changes in non-cash working capital items
Accounts receivable	12,188	(1,329)	(6,968)	2,908
Prepaid expenses	-	13,916	-	4,175
Accounts payable	(65,322)	200,724	27,929	232,500
	(750,798)	(435,714)	(272,307)	(9,062)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	1,550,000	594,500	1,000,000	200,000
Proceeds from the exercise of warrants and options	93,333	104,000	0	4,000
Increase in shareholder loan	5,662	109,279	1,801	70,297
Repayment of shareholder loan	(101,492)	(75,601)	(77,025)	-
	1,547,503	732,178	924,776	274,297

Cash flows from (used in) investing activities
Mine property, plant and equipment	-	(32,481)	-	-
Reclamation deposits	-	4,463	-	(3,230)
Purchase of other capital assets	(7,569)	(1,157)	-	-
	(7,569)	(29,175)	-	(3,230)
Effect of exchange rate changes on cash	1,859	(4,592)	751	(2,758)
Increase in cash	790,995	262,697	653,220	259,247
Cash – Beginning of period	235,734	38,769	373,509	42,219
Cash – End of period	1,026,729	301,466	1,026,729	301,466

Supplementary cash flow information (note 13)
See accompanying notes.
page 3

J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
 As at September 30, 2003
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

	Common Shares
	Number of shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders' Equity $
Balance at December 31, 2000	23,354,326	9,589,270		13,807	(9,494,718)	108,359
Shares Issued	5,800,000	1,160,000				1,160,000
Stock based compensation			55,696			55,696
Comprehensive income (loss):
Net income (tax)					(645,408)	(645,408)
Other comprehensive income (loss):
Unrealized foreign exchange gain/(loss)				17,251		17,251

Balance at December 31, 2001	29,154,326	10,749,270	55,696	31,058	(10,140,126)	695,898
Shares Issued	3,859,999	1,111,500				1,111,500
Warrants exercised	100,000	50,000				50,000
Options exercised	270,000	54,000				54,000
Shares for exploration and evaluation	110,000	45,100				45,100
Stock based compensation			77,320			77,320
Tax benefit on flow through shares		(28,000)				(28,000)
Comprehensive income (loss):
Net income (loss)					(1,209,891)	(1,209,891)
Other comprehensive income (loss):
Unrealized foreign exchange gain/(loss)				(3,055)		(3,055)

Balance at December 31, 2002	33,494,325	11,981,870	133,016	28,003	(11,350,017)	792,872
Shares issued	3,875,000	1,550,000				1,550,000
Warrants exercised	166,667	83,333				83,333
Options exercised	50,000	10,000				10,000
Shares for exploration and evaluation	140,000	36,400				36,400
Stock based compensation			21,082			21,082
Tax benefit on flow through shares		(41,666)				(41,666)
Comprehensive income (loss):
Net income (loss)					(720,661)	(720,661)
Other comprehensive income (loss):
Unrealized foreign exchange gain/(loss)				1,859		1,859
Balance at September 30, 2003	37,725,992	13,619,937	154,098	29,862	(12,070,678)	1,733,219

See accompanying notes.
page 4

J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
 As at September 30, 2003 and December 31, 2002
Unaudited – Prepared by Management
Statements in accordance with US GAAP (expressed in Canadian dollars)

1	Nature of operations and going concern

The Company was formed on February 8, 1990 under the Company Act of British Columbia, Canada. The Company is engaged in the exploration and evaluation of mineral properties, primarily gold, in Canada and the United States. The Company also maintains a fully permitted mine operation in British Columbia and a near fully permitted mine operation in California. Both operations are currently not in production but are maintained in a state allowing for short time-lines (less than one year) to production.

The company has a working capital surplus of $999,792 at the end of the quarter. Additional financing or continued financial support from Jipangu Inc. ("Jipangu"), a major shareholder, is required to sustain the company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing. To raise capital, the company continues to maintain relationships with brokers and private individuals interested in exploration investments. The Canadian government provides incentives to investors investing in companies engaged in exploration activity in Canada. One such incentive program referred to as flow through shares allows the company to renounce expenses to individual investors effectively reducing an investor's exposure and potentially increasing an investor's return. The company intends to take full advantage of this and other available government programs.

These consolidated financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to any of the adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2	Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of J-Pacific Gold Inc. and its direct and indirect subsidiaries, Equinox Resources (Calif.) Inc., Golden Trend Resources Inc. and Auric Resources Inc. and it’s proportionate share of the assets, liabilities, revenues and expenses of No. 75 Corporate Ventures (“No. 75”), an incorporated joint venture in which the Company has a 50% interest. All inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Property, plant and equipment

Property, plant and equipment are carried at cost. Expenditures for replacements and betterments are capitalized; maintenance and repair expenditures are charged to operations as incurred.

The principal depreciation method used for mining, smelting and refining operations is the units-of-production method applied on a group basis. Buildings, machinery and equipment for other operations are depreciated using the straight-line method over estimated economic lives of three to 40 years. Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production. Mine exploration costs and development costs to enhance reserve calculations are charged to operations as incurred.

Values for mining properties represent the Company’s 50% interest in property, plant and equipment. Property, plant and equipment consists of mill, machinery, tailings facility, mining equipment and camp. No intangible items are capitalized in the carrying value of property, plant and equipment. The Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds fair market value.

Claims and option interests

Exploration and evaluation costs are expenses as incurred.

The Company is currently exploring and evaluating a number of claims and has option interests in a number of properties. All exploration and evaluation expenditures incurred on these claims and option interests are charged to operations until it is determined that the property has economically recoverable mineral reserves. Upon determination of economic recoverable mineral reserves, costs are capitalized by area of interest and depleted on a units of production basis after commencement of mining.

Stock based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

Earnings per share

Basic income (loss) per share is computed by dividing income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.

Impairment

Management assesses the carrying value of assets held for sale, mineral claims, and property and equipment for impairment when circumstances warrant such a review.

Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. The Company has no assets considered impaired.

Foreign exchange translation

The operations of the Company’s foreign subsidiaries are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Unrealized gains and losses on translation are included in comprehensive income.

Flow-Through Shares

Under FAS 109 the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

page 5
3	Recent Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 – “Business Combinations”, and SFAS No. 142 – “Goodwill and Other Intangible Assets”. The adoption of these standards had no effect on the Company’s financial position, results of operations or liquidity in 2002.

Effective January 1, 2002, the Company adopted SFAS No. 144 – “Accounting for Impairment or Disposal of Long-Lived Assets”. This standard establishes a single accounting model for the impairment of long-lived assets to be held and used, or to be disposed of by sale or abandonment, and broadens the definition of discontinued operations. The adoption of this standard had no effect on the Company’s accounting for impairment and disposal of long-lived assets.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145 – “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. The Company will apply SFAS No. 145 in 2003. It is not expected that the implementation of SFAS will have a significant impact on the Company’s financial position or results of operations.

4	Deposits

Deposits represent an amount receivable of $100,000 (Dec 31, 2002 - $100,000) and bonds of $14,500 (Dec 31, 2002 - $14,500) relating to reclamation permits issued on various mineral properties held by the Company. An irrevocable letter of credit issued by a Canadian chartered bank has been issued as collateral for the amount receivable.

5	Property, plant and equipment
	September 30, 2003 $	December 31, 2002 $
Mine property, plant and equipment	794,827	794,827
Other equipment	117,120	109,551
	911,947	904,378
Less: accumulated depreciation	(100,628)	(93,447)
	811,319	810,931
page 6
6	Investment in joint venture

The Company has entered into a joint venture with Jipangu for the operation of the Blackdome Mine near Clinton, British Columbia, Canada. The Company has been appointed operator of the joint venture agreement and, in that capacity, is entitled to management fees equal to 7% of the operating costs.

During the quarter ended September 30, 2003 and the year ended December 31, 2002, Jipangu advanced funds to the Company to allow for continued care and maintenance of the mine.

The consolidated financial statements include the Company’s 50% interest in the corporate joint venture as follows:

	September 30, 2003 $	December 31, 2002 $
Current assets	1,878	709
Long-term assets	805,227	804,827
Current liabilities	463	-
Long-term liabilities	100,000	100,000
Expenses	50,750	57,386
Cash flows from operating activities	(50,524)	(54,935)
Cash flows from financing activities	51,695	86,901
Cash flows from investing activities	-	(32,481)

7

Claims and option interests

a) Zenda claim and option interest

The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. Under the terms of the agreement, the vendors are the operator and, upon the raising of financing by the Company, are required to construct the facility. The vendors can earn up to an additional 550,000 shares dependant upon completing the facility at various cost levels compared to the approved capital cost budget. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty (“NSR”) is payable to underlying interests.

b) Golden Trend claim interest

Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% may be purchased. The Company must pay US $10,000 each year as an advance payment on the NSR.

d) Callaghan claim and option interest

Callaghan consists of a lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% can be purchased. The Company made an advance minimum royalty (“AMR”) payment of $8,470 upon signing the agreement. Advance minimum royalty payments are US$5,000 in year two and three, US$20,000 in year four, and US$25,000 in year five and thereafter. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The agreement includes 50 unpatented mining claims staked by the Company adjacent to the original ten. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms.

page 7

e) RC claim and option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The agreement with the optionor includes forty-one unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by the optionor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

f) HC option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The agreement with the optionor includes thirty unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by KM, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

g) Elizabeth claim and option interest

On May 23, 2002, the Company entered into option-to-purchase agreements for the four crown granted mineral claims known as the “Elizabeth Property” and for surrounding mineral claims known as the “Blue Claims” in the Lillooet Mining District, British Columbia, Canada. In October 2002, the Company staked an additional 24 mineral claims. Collectively, the claims are referred to as the “Elizabeth Project.” The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the Company’s Blackdome Gold Mine.

With respect to the Elizabeth property, the Company made a payment of $10,000 upon signing the agreement and issued 50,000 common shares. To maintain the option, the Company is to make an additional cash payment of $5,000 at the first anniversary of the agreement, issue 50,000 common shares at the first anniversary of the agreement, 50,000 shares upon the exercise of the option and 50,000 common shares upon the commencement of production. As well, beginning at the second anniversary of the agreement, the Company is to make AMR payments of $10,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $200,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, and $150,000 by December 31, 2005. The optionors retain a four percent NSR interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

With respect to the Blue claims, the Company made a payment of $2,000 upon signing the agreement and issued 20,000 common shares. To maintain the option, the Company must issue 30,000 common shares at the first anniversary of the agreement and 50,000 shares upon the exercise of the option. As well, beginning at the first anniversary of the agreement, the Company is to make AMR payments of $5,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $50,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, $150,000 by December 31, 2005 and $150,000 by December 31, 2006. The optionor retains a three percent NSR, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

h) Blackdome South claim interest

During the late spring and summer of 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These new claims have been named the “Blackdome South” project and are held 100% by the Company.

i) Truax claim interest

In October of 2002, the Company staked a total of 94 mineral claim units contiguous with the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These new claims are 100 % held by the Company.

page 8
8

Shareholder loans

During the quarter ended September 30 2003, shareholder loans in the amount of $5,662 (Dec 31, 2002 - $188,222) were made to the Company from Jipangu. Loans for $70,000 and $60,000 bear interest at a rate of 7.0% per annum accruing a total of $3,861 during the quarter ($2,323 during 2002). The balance of the loan amount is non-interest bearing. The loans are unsecured and have no fixed repayment terms. During the quarter, $5,662 was received from Jipangu (Dec 31, 2002 - $168,432) in the form of deemed interest. During the quarter, the shareholder loan was reduced by $101,492 (Dec 31, 2002 - 86,741) representing Jipangu’s 50% interest in the Blackdome operation.

Deemed interest at 7.0% is accrued and expensed on the non-interest bearing portion of the shareholder loans.

9

Commitments

Effective September 30, 2003, the Company entered into an amended lease agreement for office space for a two year period expiring August 31, 2005. The Company has also committed to certain operating leases for the rental of a vehicle. The future minimum lease payments required under these lease agreements are:

Year	Office $	Vehicles $
2003	8,992	3,539
2004	35,988	14,155
2005	23,992	13,141
2006	-	10,099
2007	-	5,891
	68,972	46,825
10	Stock options and warrants outstanding The Company has no formalized stock option plan. The following table summarizes information about the options at September 30, 2003:
	Sep 2003		Dec 2002
	Number of shares	Weighted Average Exercise Price $	Number of shares	Weighted Average Exercise Price $
Options outstanding -
Beginning of year	2,155,000	0.20	1,825,000	0.20
Granted	950,000	0.59	600,000	0.37
Exercised	(50,000)	0.20	(270,000)	0.20
Forfeited	-	-	-	-
Expired	(180,000)	-	-	-
Options outstanding -
End of year	2,875,000	0.36	2,155,000	0.25

The following table summarizes information about stock options outstanding and exercisable at September 30, 2003:

Exercise price $	Options outstanding	Weighted average remaining contracted life (years)
0.20	1,550,000	3.15
0.28	150,000	3.36
0.30	250,000	4.67
0.50	225,000	0.51
0.70	700,000	4.30
	2,875,000	3.37

page 9

Stock based compensation

The Company has elected to adopt the intrinsic value-based method for employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

For the period ended September 30, 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.20%; dividend yield 0%; volatility of 128% - 133%; and 4.79 - 4.97 years of expected lives (weighted average term to maturity). The weighted average fair value of options granted as of September 30, 2003 is $0.47.

Based on the computed option values and the number of options issued to employees and diectors, had the Company recognized compensation expense, the following would have been its effect on the Company's loss for the year and loss per share:

2003 $

Loss for the year (as reported)	(419,676)
Pro-forma	(726,385)

Basic loss per share (as reported)	(0.01)
Pro-forma	(0.02)

The following table summarizes information about warrants outstanding and exercisable at September 30, 2003:

Share purchase warrants
	Number of warrants	September 2003 Weighted Average Exercise Price $	Number of Warrants	Dec 2002 Weighted Average Exercise Price $
Warrants outstanding -	3,640,166	0.44	-	-
Beginning of year
Granted	4,125,000	0.59	3,740,166	0.45
Exercised	166,667	0.50	(100,000)	0.50
Expired	-	-	-	-
Warrants outstanding -
End of year	7,598,499	0.52	3,640,166	0.44

The following table summarizes weighted average information about warrants outstanding and exercisable at September 30, 2003:

Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)
0.30	1,130,167	0.61
0.50	2,443,332	0.90
0.60	4,025,000	1.76
	7,598,499	1.31

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11	Related party transactions During the quarter ended September 30, 2003, fees totaling nil (Dec 31, 2002 - $90,999) were paid to officers of the Company.
12	Segmented financial information

The Company operates in two segments: the care and maintenance of the Blackdome Mine in Canada and the exploration and development of gold properties in Canada and the USA.

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate office $	Total $
September 30, 2003
Loss for the period	50,589	225,191	115,200	363,014	753,994
Total assets	805,227	-	-	1,168,205	1,973,432
Capital assets	794,827	-	-	16,492	811,319
Capital expenditures	-	-	-	7,569	7,569
Amortization	-	-	-	7,181	7,181

December 31, 2002
Loss for the year	44,224	576,323	11,951	577,393	1,209,891
Total assets	905,536	-	981	287,720	1,194,237
Capital assets	794,827	-	-	16,104	810,931
Capital expenditures	32,481	-	-	1,157	33,638
Amortization	-	-	-	7,256	7,256
13

Supplementary cash flow information

During the period ended September 30, 2003 and the year ended December 31, 2002, the Company conducted non-cash operating, investing and financing activities as follows:

	September 2003 $	Dec 2002 $
Non-cash financing activities
Shares issued for property	36,400	45,100

Interest paid during the period ended September 30, 2003 and for the years ended December 31, 2002 was as follows:
	September 2003 $	Dec 2002 $
Interest paid	5,864	2,825

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14	Comprehensive income The Company has the following comprehensive income:

	September 2003 $	Dec 2002 $
Unrealized foreign exchange gain (loss)	1,859	(3,055)

15

Risk

The Company has $966,729 (Dec 31, 2002 – $175,000) of cash at financial institutions in excess of insured limits. The Company is exposed to foreign exchange risk pertaining to its U.S. exploration and evaluation programs.

16	Subsequent events

On October 2, 2003 the Company issued 600,000 options to members of an advisory committee to the Company. The committee will advise the Company on matters concerning the gold industry.

Also, on October 31, 2003 the Company completed a private placement in the amount of $300,000 (750,000 shares) split such that 550,000 shares are flow through shares each accompanied by a single warrant priced at $0.60 with a one year expiry date and 200,000 shares are regular (non-flow through) shares each accompanied by a single warrant priced at $0.60 with a two year expiry date.

On November 20, the Company repurchased the 50% interest in the Blackdome Gold Mine owned by Jipangu for $600,000 and 1,500,000 shares deemed valued at $0.40. As part of the agreement the balance of the shareholder at September 30, 2003 (less accrued deemed interest) of $28,326.98 is also payable.

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Corporate Data J-Pacific Gold Inc. is a public company trading on the TSX Venture Exchange. The Company is involved in meral exploration and mine development in North America.

Head Office

Suite 1440 - 1166 Alberni Street
Vancouver, B.C., CANADA V6E 3Z3
Telephone: (604) 684-6677
Fax: (604) 684-6678
Toll free for Investors Relations: 1-888-236-5200
E-mail: info@jpgold.com
Web site: www.jpgold.com

Directors

D'Arcy Adam, Langley, B.C.
Driffield Cameron, Burlington, Ontario
Nicholas T. Ferris, Vancouver, B.C.
John H. Mesrobian, Worcester, Massachusetts
Kazuo Shuto, Tokyo, Japan
Manabu Kameda, Tokyo, Japan

Officers Nicholas T. Ferris, President and CEO Ralph Braun, Cheif Financial Officer Cheri Pedersen, Secretary
Registrar and Transfer Agent Pacific Corporate Trust Company, Vancouver, B.C.
Banker Bank of Montreal
Legal Counsel DuMoulin Black
Stock Exchange TSX Venture Exchange Symbol: JPN
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